Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) and related Prospectus of Viasystems Group, Inc. for the registration of common stock, preferred stock, subscription rights, warrants, depository shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 9, 2011, with respect to the consolidated financial statements of Viasystems Group, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Viasystems Group, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
St. Louis, Missouri
March 7, 2011